

November 6, 2020

Michael Scarpa
Chief Financial Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

> **Re: The Children's Place, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2020**
> **Filed March 19, 2020**
> **Form 8-K Filed August 25, 2020**
> **File No. 000-23071**

Dear Mr. Scarpa:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed August 25, 2020

Non-GAAP Reconciliation, page 2

1. Your non-GAAP results include adjustments for occupancy charges at stores temporarily closed and payroll and benefits for store employees during the period stores were closed. It appears that these are normal, recurring, cash operating expenses. Please tell us how you considered the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. In addition, since inventory provisions are typically recurring costs that are based on a variety of factors, tell us how you considered the guidance in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in adjusting for an inventory provision due to COVID-19. Also, explain in detail how the amount of the inventory provision directly related to COVID-19 was objectively determinable and why it could not be partially attributed to other market factors and conditions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at (202) 551-3272 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services